Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

PROPOSED AMENDMENTS TO THE RULES OF PROCEDURES OF SHAREHOLDERS’ GENERAL MEETING

PROPOSED AMENDMENTS TO THE RULES OF PROCEDURES OF BOARD OF DIRECTORS

AND

PROPOSED AMENDMENTS TO THE RULES OF PROCEDURES AND ORGANIZATION OF SUPERVISORY COMMITTEE

This announcement is made by PetroChina Company Limited (the “Company”) pursuant to Rule 13.51(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”) of the Company is pleased to announce that, for the purpose of improving corporate governance practice, the Board has considered and approved the resolutions on amendments to certain provisions of the articles of association of the Company (the “Articles of Association”), the rules of procedures of shareholders’ general meeting of the Company (the “Rules of Procedures of Shareholders’ General Meeting”) and the rules of procedures of board of directors of the Company (the “Rules of Procedures of Board of Directors”), and it was approved that such proposed amendments be submitted to the first extraordinary general meeting in 2017 for consideration.

1. Proposed Amendments to the Articles of Association

The proposed amendments to the Articles of Association are set out as follows:

Original articles	Revised articles after the proposed amendments

Newly Added Article 8

In accordance with the provisions of the Company Law and the Constitution of the Communist Party of China, the Company shall establish an organization of the Communist Party of China, set up its working body, equip it with adequate staff for Party affairs and ensure its working fund. The Party organization shall be the core of leadership and political affairs in the Company.

Article 75

A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the voting shares which he represents. Each share shall have one (1) vote.

Article 76

A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the voting shares which he represents. Except where the cumulative voting system is adopted for voting on the election of directors and supervisors under Article 77 hereof, each share shall have one (1) vote.

Newly Added Article 77

The voting on the election of directors and supervisors at the shareholders’ general meeting shall apply the cumulative voting system, which means that each share held by a shareholder shall have the same number of voting rights as the number of directors and supervisors to be elected and the voting rights held by a shareholder can be collectively exercised. In the event of any discrepancy between the relevant rules issued by regulatory authorities and the Articles of Association and its appendices, the shareholders’ general meeting may decide to adopt an appropriate cumulative voting system subject to compliance with the laws and regulations. Details on the implementation of the cumulative voting system are set out in the Rules of Procedures of Shareholders’ General Meeting.

Newly Added Article 78

Except where the cumulative voting system is adopted, the shareholders’ general meeting shall vote on all motions one by one. If there are different motions on the same issue, the motions shall be voted on in chronological order according to the sequence they are proposed. Except for the reasons of force majeure or other special reasons which cause the shareholders’ general meeting to be adjourned or no resolutions can be made, the shareholders’ general meeting will not shelve or refuse to vote on any motions.

Article 100

Directors shall be elected at the shareholders’ general meeting each for a term of not more than three (3) years. A director may be re-elected upon the expiry of his term.

......

......

The term of office of a director shall commence from the date on which he takes his position to the expiration of the session of the board of directors he serves.

If no re-election is timely carried out upon the expiration of a director’s term of office, the original director shall perform his duties as a director in accordance with laws, administrative regulations, department rules and the Company’s Articles of Association until a new director is elected and takes his position.

......

Subject to compliance with all relevant laws and administrative regulations, the shareholders’ general meeting may by ordinary resolution remove any director before the expiration of his term of office. However, the director’s right to claim for damages which arises out of his removal under any agreement shall not be affected thereby.

The Directors shall not be required to hold qualifying shares.

Article 103

Directors shall be elected at the shareholders’ general meeting each for a term of three (3) years. A director may be re-elected upon the expiry of his term, and any independent director shall not serve as an independent director of the Company for a consecutive period of over six (6) years. The term of office of a director shall commence from the date when the relevant resolution is passed at the shareholders’ general meeting.

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......

If no re-election is timely carried out upon the expiration of a director’s term of office, the original director shall perform his duties as a director in accordance with laws, administrative regulations, department rules and the Company’s Articles of Association until a new director is elected and takes his position.

......

Subject to compliance with all relevant laws and administrative regulations, the shareholders’ general meeting may by ordinary resolution remove any director before the expiration of his term of office. However, the director’s right to claim for damages which arises out of his removal under any agreement shall not be affected thereby.

The Directors shall not be required to hold qualifying shares.

Newly Added Article 105

The board of directors shall seek advice from the Party organization before deciding on significant issues of the Company including, among others, the reform and development direction, primary objectives and targets and key work arrangements. For the appointment of officers of the Company by the board of directors, the Party organization shall consider and provide advice and suggestions on the candidates proposed by the board of directors or the president, or recommend candidates to the board of directors or the president.

Article 114

A director may resign from his position prior to the expiration of his term of service. The resigning director shall submit a written resignation report to the board of directors and the board of directors shall disclose the information in connection thereof within two (2) days.

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Article 118

A director may resign from his position prior to the expiration of his term of office. The resigning director shall submit a written resignation report to the board of directors. Except for special circumstances, the board of directors shall disclose the information in connection thereof within two (2) days.

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Article 123

The supervisory committee shall compose of nine (9) supervisors. One of the members of the supervisory committee shall act as the chairman. Each supervisor shall serve for a term of three (3) years, which is renewable upon re-election.

The election or removal of the chairman of the supervisory committee shall be determined by two-thirds or more of the members of the supervisory committee.

The chairman shall serve for a term of three (3) years, which is renewable upon re-election.

If the number of members of the supervisory committee falls below the statutory minimum due to a failure to timely elect a supervisor upon expiration of a supervisor’s term of office or due to the resignation of a supervisor during his term of office, the original supervisor shall continue to perform his duties as a supervisor in accordance with laws, administrative regulations and the Company’s Articles of Association until the newly elected supervisor takes his position.

Article 127

The supervisory committee shall compose of nine (9) supervisors. One of the members of the supervisory committee shall act as the chairman. Each supervisor shall serve for a term of three (3) years, which is renewable upon re-election.

The term of office of a supervisor shall commence from the date on which he takes his position.

The election or removal of the chairman of the supervisory committee shall be determined by two-thirds or more of the members of the supervisory committee.

The chairman shall serve for a term of three (3) years, which is renewable upon re-election.

If the number of members of the supervisory committee falls below the statutory minimum due to a failure to timely elect a supervisor upon expiration of a supervisor’s term of office or due to the resignation of a supervisor during his term of office, the original supervisor shall continue to perform his duties as a supervisor in accordance with laws, administrative regulations and the Company’s Articles of Association until the newly elected supervisor takes his position.

Following the above amendments, the number of articles of the Articles of Association will increase from 204 to 208 and other articles will be renumbered accordingly.

2. Proposed Amendments to the Rules of Procedures of Shareholders’ General Meeting

The proposed amendments to the Rules of Procedures of Shareholders’ General Meeting are set out as follows:

Original articles	Revised articles after the proposed amendments

Article 19

Where the elections of directors and supervisors will be discussed, a notice of the shareholders’ general meeting shall fully disclose the particulars of the candidates for directors and supervisors and at least shall include the following contents:

(1) ......

.......

(4) ......

The election of each candidate for directors and supervisors shall be proposed as a separate proposal.

Article 19

Where the elections of directors and supervisors will be discussed, a notice of the shareholders’ general meeting shall fully disclose the particulars of the candidates for directors and supervisors and at least shall include the following contents:

(1) ......

......

(4) ......

Unless the cumulative voting system is adopted to elect directors and supervisors, the election of each candidate for directors and supervisors shall be proposed as a separate proposal.

Article 39

A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the voting shares which he represents. Each share shall have one (1) vote.

Article 39

A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the voting shares which he represents. Except where the cumulative voting system is adopted for voting on the election of directors and supervisors under the Articles of Association and the provisions hereof, each share shall have one (1) vote.

Newly Added Article 40

The voting on the election of directors and supervisors at the shareholders’ general meeting shall apply the cumulative voting system according to the Articles of Association, which means that each share held by a shareholder shall have the same number of voting rights as the number of directors and supervisors to be elected and the voting rights held by a shareholder can be collectively exercised. The main content of the cumulative voting system is as follows:

(1) the cumulative voting system shall be implemented when there are two or more directors or supervisors to be elected;

(2) When applying the cumulative voting system, each share held by a shareholder shall have the same number of voting rights as the number of directors and supervisors to be elected;

(3) the notice of the shareholders’ general meeting shall notify shareholders of the implementation of the cumulative voting system for election of directors or supervisors. The meeting convener shall prepare ballot papers which are suitable for carrying out the cumulative voting system and specify and explain, in written form, the method for casting cumulative votes, completing the ballot papers and calculating the votes;

(4) when voting on the candidates for directors or supervisors at a shareholders’ general meeting, the voting rights may be exercised separately to give each candidate for director or supervisor the same number of voting rights as the number of shares held by a shareholder; the voting rights may also be exercised collectively to give certain candidate for director or supervisor all voting rights represented by each share that is the same as the number of the candidates for directors or supervisors held by a shareholder or give several candidates for directors or supervisors each part of the voting rights represented by each share that is the same as the number of the candidates for directors or supervisors held by a shareholder;

(5) where a shareholder has exercised collectively all the voting rights represented by each share that is the same as the number of the candidates for directors and supervisors held by him on one or more candidates for directors or supervisors, such shareholder shall have no voting rights in respect of other candidates for directors or supervisors;

(6) where the aggregate number of the voting rights cast collectively by a shareholder for one or more candidates for directors or supervisors is more than the voting rights of the shares held by such shareholder, the votes cast by such shareholder shall become void and such shareholder shall be deemed to have waived his voting rights; where the aggregate number of the voting rights cast collectively by a shareholder for one or more candidates for directors or supervisors is less than the voting rights of the shares held by such shareholder, the votes cast by such shareholder shall be effective, and the outstanding voting rights shall be deemed to be waived;

(7) in the event that the number of affirmative votes received by a candidate for director or supervisor exceeds one half of the total number of shares with voting rights represented by the shareholders attending the shareholders’ general meeting (based on the total number of shares if cumulative voting is not adopted), such candidate shall be elected. In the event that the number of the elected candidates exceeds the number of directors or supervisors required to be elected at the shareholders’ general meeting, the candidates who win the more number of affirmative votes shall be elected as directors or supervisors (where elected candidates receiving fewer affirmative votes win the same number of affirmative votes, and the number of candidates so elected would exceed the number of directors or supervisors required to be elected, then such candidates and other candidates behind them shall be treated as having not been elected); in the event that the number of elected candidates is smaller than the number of directors or supervisors required to be elected, another shareholders’ general meeting shall be convened after the current shareholders’ general meeting for the election of the remaining vacancies of directors or supervisors.

In the event that directors and supervisors are elected by cumulative voting system at the shareholders’ general meeting, directors and supervisors shall be elected separately, and independent directors and other directors shall be elected separately.

Article 40

The shareholders’ general meeting will vote on all motions one by one. If there are different motions on the same issue, the motion will be voted in chronological order according to the sequence they are proposed. Except for the reasons of force majeure or other special reasons which cause the shareholders’ general meeting to be adjourned or no resolutions can be made, the shareholders’ general meeting will not shelve or refuse to vote any motions.

Article 41

Except where the cumulative voting system is adopted, the shareholders’ general meeting will vote on all motions one by one. If there are different motions on the same issue, the motion will be voted in chronological order according to the sequence they are proposed. Except for the reasons of force majeure or other special reasons which cause the shareholders’ general meeting to be adjourned or no resolutions can be made, the shareholders’ general meeting will not shelve or refuse to vote any motions.

Following the above amendments, the number of articles of the Rules of Procedures of Shareholders’ General Meeting will increase from 68 to 69 and other articles will be renumbered accordingly.

3. Proposed Amendments to the Rules of Procedures of Board of Directors

The proposed amendments to the Rules of Procedures of Board of Directors are set out as follows:

Original articles	Revised articles after the proposed amendments

Newly Added Article 3

The board of directors shall seek advice from the Party organization before deciding on significant issues of the Company including, among others, the reform and development direction, primary objectives and targets and key work arrangements. For the appointment of officers of the Company by the board of directors, the Party organization shall consider and provide advice and suggestions on the candidates proposed by the board of directors or the president, or recommend candidates to the board of directors or the president.

Article 4

Directors shall be elected at the shareholders’ general meeting each for a term of not more than three (3) years. A director may be re-elected upon the expiry of his term. Directors shall be in the interest of shareholders as a whole, earnestly perform duties and strictly stick adhere to the principle of diligence, integrity and pragmatism.

......

Article 5

Directors shall be elected at the shareholders’ general meeting each for a term of three (3) years. A director may be re-elected upon the expiry of his term, and any independent director shall not serve as an independent director of the Company for a consecutive period of over six (6) years. Directors shall act in the interest of shareholders as a whole, earnestly perform duties and strictly adhere to the principle of diligence, integrity and pragmatism.

......

Article 5

The term of office of a director shall commence from the date on which he takes his position to the expiration of the session of the board of directors he serves. If no re-election is timely carried out upon the expiration of a director’s term of office, the original director shall perform his duties as a director in accordance with laws, administrative regulations, department rules and the Company’s Articles of Association until a new director is elected and takes his position.

......

Article 6

The term of office of a director shall commence from the date when the relevant resolution is passed at the shareholders’ general meeting. If no re-election is timely carried out upon the expiration of a director’s term of office, the original director shall perform his duties as a director in accordance with laws, administrative regulations, department rules and the Company’s Articles of Association until a new director is elected and takes his position.

......

Article 6

A director may resign from his position prior to the expiration of his term of service. The resigning director shall submit a written resignation report to the board of directors and the board of directors shall disclose the information in connection thereof within two (2) days.

......

Article 7

A director may resign from his position prior to the expiration of his term of office. The resigning director shall submit a written resignation report to the board of directors. Except for special circumstances, the board of directors shall disclose the information in connection thereof within two (2) days.

......

Article 8

The board of directors has established four committees: the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and the Health, Safety and Environmental Protection Committee.

The special committees all comprise directors. The Audit Committee comprises three to four directors, the majority of which shall be independent non-executive directors and at least one of which shall be an accounting professional. The Audit Committee shall have one chairman, undertaken by an independent non-executive director. The Investment and Development Committee comprises three to four directors. The Examination and Remuneration Committee comprises three to four directors, the majority of which shall be independent non-executive directors. The Health, Safety and Environmental Protection Committee comprises three to four directors.

Article 9

The board of directors has established five committees: the Nomination Committee, the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and the Health, Safety and Environmental Protection Committee.

The special committees all comprise directors. The Nomination Committee comprises three directors, the majority of which shall be independent non-executive directors and the Nomination Committee shall be chaired by the Chairman of the board of directors. The Audit Committee comprises three to four directors, the majority of which shall be independent non-executive directors and at least one of which shall be an accounting professional. The Audit Committee shall have one chairman, undertaken by an independent non-executive director. The Investment and Development Committee comprises three to four directors. The Examination and Remuneration Committee comprises three to four directors, the majority of which shall be independent non-executive directors. The Health, Safety and Environmental Protection Committee comprises three to four directors.

Newly Added Article 10

The primary duties of the Nomination Committee are as follows:

(1) to review and discuss the structure, size and composition of the board of directors regularly (at least annually), and make recommendations on changes to the board of directors to follow the Company’s corporate strategy;

(2) to consider the criteria and procedures for selection of directors, president and other senior management, and make recommendations to the board of directors;

(3) to consider the Board Diversity Policy and the training systems for directors and management;

(4) to extensively select qualified candidates for directorship and members of senior management, review the qualifications of candidates for directorship and the president and other members of senior management nominated by the president, and make recommendations;

(5) to hear the proposals on candidates nominated by the nominators who have the nominating rights under the Articles of Association;

(6) to review and make assessment on the independence of independent non-executive directors;

(7) to make recommendations to the board of directors on the appointment or reappointment of directors and succession of the chairman, the vice chairman and the president; and

(8) such other duties as required by relevant laws and regulations or listing rules of the place where the Company is listed and any such other matters as authorized by the board of directors.

Newly Added Article 20

Regular meeting and working system of the Nomination Committee

The Company shall formulate the Rules of Procedure for the Nomination Committee, which shall be implemented upon the approval by the board of directors. The Nomination Committee shall meet regularly and at least once a year. Such meeting shall generally be held prior to the first annual regular meeting of the board of directors. The agenda of a regular meeting of the Nomination Committee shall mainly cover: to review the structure, size and composition of the board of directors and its special committees and make recommendations to the board of directors, and to discuss the performance of the board of directors in the past year, independent directors’ work report and others.

Article 31

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In terms of this article, substantial shareholder and contact person have the same meaning ascribed to them under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

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Article 34

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In terms of this article, a substantial shareholder and an associate shall have the same meaning ascribed to them under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. If the listing rules of other stock exchanges where the shares of the Company are listed set out stricter provisions on the abstaining of directors, such stricter provisions shall apply.

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Article 36 Meeting minutes: ......the meeting minutes shall cover the following matters: (1) the session, time, place and form of the meeting; ......	Article 39 Meeting minutes: ......the meeting minutes shall cover the following matters: (1) the time, place and form of the meeting; ......

Following the above amendments, the number of articles of the Rules of Procedures of Board of Directors will increase from 45 to 48 and other articles will be renumbered accordingly.

4. Proposed Amendments to the Rules of Procedures and Organization of Supervisory Committee

The supervisory committee (the “Supervisory Committee”) of the Company is pleased to announce that, for the purpose of improving corporate governance practice, the Supervisory Committee has considered and approved the resolution on amendments to certain provisions of the rules of procedures and organization of Supervisory Committee (the “Rules of Procedures and Organization of Supervisory Committee”), and it was approved that such proposed amendments be submitted to the first extraordinary general meeting in 2017 for consideration.

The proposed amendments to the Rules of Procedures and Organization of Supervisory Committee are set out as follows:

Original articles	Revised articles after the proposed amendments

Article 2

The Supervisory Committee is the supervision organization lawfully established by the Company, which is in the interest of shareholders and is responsible for and report to the shareholders’ general meeting.

Article 2 The Supervisory Committee is the supervision organization lawfully established by the Company, which is responsible for and report to the shareholders’ general meeting.

Article 5

The supervisors recommended by shareholders shall be elected or removed by the shareholders’ general meeting and the supervisors representing the employees shall be elected or removed by the employees democratically. The directors, president, senior vice presidents, vice presidents, chief financial officer and other senior management personnel shall not act concurrently as a supervisor. Each supervisor shall serve for a term of three (3) years, which is renewable upon re-election.

The term of office of a supervisor shall commence from the date on which he takes his position to the expiration of the session of the Supervisory Committee he serves. If the number of members of the Supervisory Committee falls below the statutory minimum due to a failure to timely elect a supervisor upon expiration of a supervisor’s term of office or due to the resignation of a supervisor during his term of office, the original supervisor shall continue to perform his duties as a supervisor in accordance with laws, administrative regulations and the Company’s Articles of Association until the newly elected supervisor takes his position.

Article 5

The supervisors recommended by shareholders shall be elected or removed by the shareholders’ general meeting and the supervisors representing the employees shall be elected or removed by the employees democratically. The directors, president, senior vice presidents, vice presidents, chief financial officer and other senior management personnel shall not act concurrently as a supervisor. Each supervisor shall serve for a term of three (3) years, which is renewable upon re-election. The term of office of a supervisor shall commence from the date on which he takes his position.

If the number of members of the Supervisory Committee falls below the statutory minimum due to a failure to timely elect a supervisor upon expiration of a supervisor’s term of office or due to the resignation of a supervisor during his term of office, the original supervisor shall continue to perform his duties as a supervisor in accordance with laws, administrative regulations and the Company’s Articles of Association until the newly elected supervisor takes his position.

Article 23

An extraordinary meeting of the Supervisory Committee shall be convened within ten (10) days upon the occurrence of any of the following situations:

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(5) The security regulatory department punishes or Shanghai Stock Exchange publicly censures the Company, directors, supervisors, president, senior vice presidents, vice presidents, chief financial officer or any other senior management personnel of the Company;......

Article 23

An extraordinary meeting of the Supervisory Committee shall be convened within ten (10) days upon the occurrence of any of the following situations:

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(5) The security regulatory department punishes or the stock exchange where the Company is listed publicly censures the Company, directors, supervisors, president, senior vice presidents, vice presidents, chief financial officer or any other senior management personnel of the Company;......

Article 26 Meetings of the Supervisory Committee shall be held only if half or more supervisors are present. ......	Article 26 Meetings of the Supervisory Committee shall be held only if half or more supervisors are present in person. ......

Article 30

The announcement of the resolutions of the Supervisory Committee shall be conducted by the secretary to the board of directors according to the relevant provisions under the Stock Listing Rules of the Shanghai Stock Exchange.

Article 30

The announcement of the resolutions of the Supervisory Committee shall be conducted by the secretary to the board of directors according to the relevant provisions of the stock exchange where the Company is listed.

Article 31

Minutes shall be kept for the meetings of the Supervisory Committee. The meeting minutes shall cover the agenda, discussion process and poll results. All the supervisors present shall sign on the minutes.

All the supervisors present at the meeting of the Supervisory Committee shall be liable for meeting resolutions. However, where a supervisor can prove that he had expressed his opposition to such resolution, and such opposition was recorded in the meeting minutes, such supervisor may be relived from such liability.

Supervisors shall attend meetings of the Supervisor Committee in person. If a supervisor is unable to attend a meeting due to certain reasons, he may appoint another supervisor in writing as his proxy to attend the meeting on his behalf. The proxy form shall set out expressly the scope of authorization. If a supervisor has not attended meetings of the Supervisory Committee twice continuously and failed to appoint a proxy to attend on his behalf, the Supervisor Committee may submit to the shareholders’ general meeting for approval to replace such supervisor.

Article 31

Minutes shall be kept for the meetings of the Supervisory Committee. The meeting minutes shall cover the agenda, discussion process and poll results. All the supervisors present shall sign on the minutes.

All the supervisors participating in the voting shall be liable for meeting resolutions. However, where a supervisor can prove that he had expressed his opposition to such resolution, and such opposition was recorded in the meeting minutes, such supervisor may be relived from such liability.

Supervisors shall attend meetings of the Supervisor Committee in person. If a supervisor is unable to attend a meeting due to certain reasons, he may appoint another supervisor in writing as his proxy to attend the meeting on his behalf. The proxy form shall set out expressly the scope of authorization. If a supervisor has not attended meetings of the Supervisory Committee twice continuously and failed to appoint a proxy to attend on his behalf, the Supervisor Committee may submit to the shareholders’ general meeting for approval to replace such supervisor.

Article 34

A supervisor may resign from his position prior to the expiration of his term of service. The resigning supervisor shall submit a written resignation report to the shareholders’ general meeting.

Article 34 A supervisor may resign from his position prior to the expiration of his term of office. The resigning supervisor shall submit a written resignation report to the Supervisory Committee.

Article 37

The files of the meetings of the Supervisory Committee including, among others, meeting notices, meeting materials, attendance books, meeting recordings, ballot papers, meeting minutes signed and confirmed by supervisor present at the meetings and poll results announcements, shall be kept by the person designated by the chairman of the Supervisor Committee.

The files of the meetings of the Supervisory Committee shall be kept for over ten years.

Article 37

The files of the meetings of the Supervisory Committee including, among others, meeting notices, meeting materials, attendance books, meeting recordings, ballot papers, meeting minutes signed and confirmed by supervisors present at the meetings and poll results announcements, shall be kept by the designated person.

The files of the meetings of the Supervisory Committee shall be kept for over ten years.

Article 39 Daily information communication. The office of the Supervisory Committee shall provide all supervisors with the current reports and materials of the Company.	Article 39 Daily information communication. The office of the Supervisory Committee shall provide all supervisors with the current relevant reports and materials of the Company.

A circular containing, among other things, the proposed amendments to the Articles of Association, Rules of Procedures of Shareholders’ General Meeting, Rules of Procedures of Board of Directors and Rules of Procedures and Organization of Supervisory Committee, together with the notice of the first extraordinary general meeting in 2017 of the Company will be dispatched to the shareholders of the Company as soon as practicable.

By order of the Board PetroChina Company Limited Secretary to the Board Wu Enlai

Beijing, the PRC

August 24, 2017

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and non-executive director; Mr. Wang Dongjin as Vice Chairman and executive director; Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Duan Liangwei and Mr. Qin Weizhong as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.